EXHIBIT 99.1

Himax Awarded 2009 Outstanding Photonics Product by PIDA

TAINAN, Taiwan, June 4, 2009 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) today announced that one of its liquid-crystal-on-silicon (LCOS) microdisplays, HX7027, received the 2009 Outstanding Photonics Product Award by the Photonics Industry and Technology Development Association (PIDA). The award will be presented at the Photonics Festival in Taiwan 2009, a prominent photonics exhibition in Asia, held at Taipei World Trade Center from June 10th to 12th, 2009.

The Outstanding Photonics Product Award recognizes the best photonics products by evaluating their innovative design, technological breakthrough, and marketability. Himax' award-winning product, HX7027, is a color-filter LCOS microdisplay with VGA resolution (640x480) developed by Himax Display, a Himax subsidiary and is suitable for a wide range of pico-projector applications, embedded or standalone.

"We are thrilled to receive the award for outstanding photonics product from PIDA," commented Jordan Wu, President and Chief Executive Officer of Himax. "Our LCOS pico-projector solutions enable customers to develop a variety of pico-projector applications, several of which have won awards internationally. At the recent Computex Taipei 2009, a supermajority of the pico projectors exhibited were based on Himax' solutions which we believe further validate our leading position in this emerging market segment."

Himax leads the world in integrating color filter onto the LCOS microdisplay making it possible for one white LED to run the optical engine instead of three color LEDs and more complicated optical engines typically found in other pico-projection technologies. This proprietary technology not only enables a simple optical engine design, but also leads to lower costs, small form factor, and ease-in-manufacturing.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offering to include timing controllers, LCD TV chipset solutions, LCOS projector solutions, power management ICs and CMOS image sensors. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Suzhou and Shenzhen, China; Yokohama, Japan; Anyangsi Kyungkido, and Matsusaka, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Factors that could cause our actual results to differ materially include, but not limited to, those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to, our anticipated growth strategies for LCOS pico-projector solutions, our future business developments in LCOS pico-projector solutions, LCOS pico-projector designs and quality, results of operations and financial condition, our ability to develop next generation LCOS products, the expected growth of the pico-projector markets, the expected growth of end-use applications that use our LCOS pico-projector solutions, development of alternative pico-projector technologies, our ability to collect accounts receivable and manage inventory, changes in economic and pico-projector market conditions, and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2008 filed with SEC on dated May 15, 2009, as amended.

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw

          The Ruth Group
          In the U.S.
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com